UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
______________________
VMware, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

928563402
(CUSIP Number)

Janet M. Bawcom
Senior Vice President - Corporate, Finance & Securities Counsel
Dell Technologies Inc.
One Dell Way
Round Rock, TX 78682
(512) 728-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino
Kevin K. Greenslade
Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, D.C. 20004
(202) 637-5600

September 14, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 9

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 331,114,287 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 331,114,287 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 331,114,287 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.5%2/
14	Type of reporting person (see instructions) CO
_____________

1/
Includes (i) 31,114,287 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale on September 14, 2017 of 2,308,807 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 108,792,573 shares of Class A Common Stock outstanding as of September 5, 2017, as provided by the Issuer, and reflects the sale on September 14, 2017 of 2,308,807 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 9

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 331,114,287 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 331,114,287 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 331,114,287 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.5%2/
14	Type of reporting person (see instructions) CO
_____________

1/
Includes (i) 31,114,287 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale on September 14, 2017 of 2,308,807 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 108,792,573 shares of Class A Common Stock outstanding as of September 5, 2017, as provided by the Issuer, and reflects the sale on September 14, 2017 of 2,308,807 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 9

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 80,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 80,000,000 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 48.1%2/
14	Type of reporting person (see instructions) OO
_____________

1/
Includes (i) 20,000,000 shares of Class A Common Stock and (ii) 60,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 108,792,573 shares of Class A Common Stock outstanding as of September 5, 2017, as provided by the Issuer, and reflects the sale on September 14, 2017 of 2,308,807 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402	Page 5 of 9

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 331,114,287 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 331,114,287 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 331,114,287 shares of Class A Common Stock2/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 81.5%2/
14	Type of reporting person (see instructions) IN
_____________

1/
Includes (i) 31,114,287 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale on September 14, 2017 of 2,308,807 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 108,792,573 shares of Class A Common Stock outstanding as of September 5, 2017, as provided by the Issuer, and reflects the sale on September 14, 2017 of 2,308,807 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Explanatory Note
This Amendment No. 10 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a directly wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017 and Amendment No. 9 to the Schedule 13D filed on August 24, 2017 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
This Amendment is being filed to report the following events in connection with the transaction disclosed in Amendment No. 9 to the Schedule 13D: (a) the sale by EMC Equity Assets LLC (“EMC Sub”), an indirect wholly-owned subsidiary of Dell Technologies, of shares of the Issuer’s Class A Common Stock to the Issuer on September 14, 2017; (b) the reduction in the number of shares of Class A Common Stock beneficially owned by the Reporting Persons other than VMW Holdco as a result of such sale of Class A Common Stock by EMC Sub to the Issuer; and (c) the change in the percentage of the outstanding Class A Common Stock beneficially owned by the Reporting Persons as a result of such sale of Class A Common Stock by EMC Sub to the Issuer.
Item 4.    Purpose of the Transaction.
Item 4 is hereby amended as follows:
Amended Item 5 is incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer.
Items 5(a), (b) and (c) are hereby amended as follows:

(a)
As of September 14, 2017, after completion of the transaction reported in Item 5(c), (i) Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 331,114,287 shares of Class A Common Stock of the Issuer, consisting of (A) 31,114,287 shares of Class A Common Stock and (B) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, and (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of (A) 20,000,000 shares of Class A Common Stock and (B) 60,000,000 shares of Class B Common Stock. As of September 14, 2017, after completion of the transaction reported in Item 5(c), the 331,114,287 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 81.5% of the shares of Class A Common Stock.1/ Of those 331,114,287 shares, the 80,000,000 shares of Class A Common Stock beneficially owned by VMW Holdco represent approximately 48.1% of the Class A Common Stock.2/

(b)	As of September 14, 2017, after completion of the transaction reported in Item 5(c):
_____________________

1/
Based on 108,792,573 shares of Class A Common Stock outstanding as of September 5, 2017, as provided by the Issuer, and reflects that the 2,308,807 shares of Class A Common Stock sold to the Issuer in the transaction reported in Item 5(c) are no longer outstanding following such transaction. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/
Based on 108,792,573 shares of Class A Common Stock outstanding as of September 5, 2017, as provided by the Issuer, and reflects that the 2,308,807 shares of Class A Common Stock sold to the Issuer in the transaction reported in Item 5(c) are no longer outstanding following such transaction. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 331,114,287 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 331,114,287 shares.
EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 331,114,287 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 331,114,287 shares.
VMW Holdco has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 80,000,000 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 80,000,000 shares.
Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 331,114,287 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 331,114,287 shares.
Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. After completion of the transaction reported in Item 5(c), Dell Technologies, EMC and Michael S. Dell control approximately 97.6% of the combined voting power of both classes of common stock of the Issuer, and VMW Holdco controls approximately 20.0% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

(c)
On September 14, 2017, EMC Sub sold 2,308,807 shares of Class A Common Stock to the Issuer for a cash payment of $300 million in an initial closing pursuant to a purchase commitment supplement, dated as of August 23, 2017 (“Supplement No. 2”), to the previously reported stock purchase agreement, dated as of March 29, 2017, by and among Dell Technologies, EMC Sub and the Issuer (as supplemented by Supplement No. 2, the “August 2017 Stock Purchase Agreement”). The shares delivered to the Issuer on September 14, 2017 had a value of approximately $240 million based on a closing price of $107.72 per share as reported on the New York Stock Exchange on September 11, 2017, less a discount of 3.5% from that per share price. Under the August 2017 Stock Purchase Agreement, EMC Sub will deliver to the Issuer the remaining shares of Class A Common Stock at a later date in a second closing expected to occur in the third quarter of Dell Technologies’ 2018 fiscal year. The total number of shares of Class A Common Stock to be purchased by the Issuer under the August 2017 Stock Purchase Agreement will be based on the volume-weighted average per share price of the Class A Common Stock as reported on the New York Stock Exchange during a specified reference period, less a discount of 3.5% from that volume-weighted average per share price, and subject to adjustment in certain circumstances. The terms of the August 2017 Stock Purchase Agreement are described in Amendment No. 9 to the Schedule 13D/A. A copy of the stock purchase agreement, dated as of March 29, 2017, is filed as an exhibit to Amendment No. 5 to the Schedule 13D, and a copy of Supplement No. 2 is filed as an exhibit to Amendment No. 9 to the Schedule 13D.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended as follows:
Amended Item 5 is incorporated by reference herein.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.
Dated: September 14, 2017

DELL TECHNOLOGIES INC.

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Attorney-in-Fact